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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-33983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Centers of America Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 North 4th Street
(No. and Street)

Bismark	ND	58501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maura Collins 310-899-8805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000, Los Angeles, Ca 90071

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maura Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Centers of America, as of December, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDSEY M. ZELLER
Commission # 1423783
Notary Public - California
Los Angeles County
My Comm. Expires Jun 12, 2007

Maura Collins
Signature

Vice President Controller
Title

Lindsey Zeller
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT CENTERS OF AMERICA, INC.
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

December 31, 2005

Table of Contents

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors and Stockholder
Investment Centers of America, Inc.:

We have audited the accompanying statement of financial condition of Investment Centers of America, Inc. (the Company) (a wholly owned subsidiary of IFC Holdings, Inc., a wholly owned subsidiary of National Planning Holdings, Inc., and an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investment Centers of America, Inc. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 27, 2006

INVESTMENT CENTERS OF AMERICA, INC.
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	24,956,634
Cash segregated under federal regulations		3,544,000
Marketable securities		134,363
Commissions receivable		2,568,787
Forgivable notes receivable, net of accumulated amortization and allowance for doubtful accounts of $2,143,951 and $28,405, respectively		1,490,258
Receivable from customers		859,293
Due from affiliates		129,832
Other receivables		436,390
Receivable from registered representatives, net of allowance for doubtful accounts of $38,685		23,776
Deferred tax assets, net		2,557,452
Fixed assets, net of accumulated depreciation of $1,178,486		125,010
Prepaid expenses and other assets		6,747,907
Goodwill		4,705,342
Total assets	$	48,279,044

Liabilities and Stockholder's Equity

Liabilities:		
Drafts payable	$	30,714
Commissions payable		3,634,590
Payable to customers		8,846,573
Accounts payable and other accrued expenses		7,084,681
Payable to affiliates		1,594,331
Total liabilities		21,190,889
Commitments and contingencies		
Stockholder's equity		27,088,155
Total liabilities and stockholder's equity	$	48,279,044

See accompanying notes to statement of financial condition.

INVESTMENT CENTERS OF AMERICA, INC.
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2005

(1) Organization and Significant Accounting Policies

(a) Organization

Investment Centers of America, Inc. (the Company) is a wholly owned subsidiary of IFC Holdings, Inc. (IFC). IFC is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential plc. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides "introducing" broker/dealer services to customers of subscribing financial institutions located throughout the United States. Curian Clearing, a division of the Company, provides clearing services for Curian Capital, LLC, an affiliated company.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market funds, demand deposits, and commercial paper with maturities of three months or less.

(c) Cash Segregated under Federal Regulations

Curian Clearing, the clearing division of the Company, segregated cash of $3,544,000 in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2005 the required deposit was $8,014,226. The amount in the reserve bank account after the January 3, 2006 deposit was $8,515,000, resulting in excess funds of $500,774.

(d) Marketable Securities

Securities are carried at fair value based on quoted market prices.

(e) Drafts Payable

Drafts payable represent amounts drawn by the Company pursuant to a sweep agreement with a bank.

(f) Commitments and Contingencies

The Company recognizes liabilities for contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be determined, the Company accrues at the lower end of the range.

(g) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of computers and software which are depreciated over three to five years.

(h) ***Goodwill***

The Company tested goodwill for impairment using the two-step process described in Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Based on the impairment test performed by the Company, no goodwill impairment was recorded for the year ended December 31, 2005.

(i) ***Income Taxes***

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company is included in a consolidated federal income tax return with Holborn Delaware Corporation (Holborn), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax sharing agreement with Holborn is based on separate return calculations. The Company files separate and combined state and local tax returns. The Company has a right to reimbursement for the utilization of its losses in the consolidated tax return. Intercompany balances are generally settled on a quarterly basis. As of December 31, 2005, there were no unsettled intercompany balances.

(j) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(k) ***Allowance for Doubtful Accounts***

On an ongoing basis, the Company reviews its allowance for doubtful accounts on forgivable notes and receivables from registered representatives. The Company establishes specific allowances to cover known and inherent losses.

(l) ***Reclassification***

Marketable securities have been reclassified to conform to the current year presentation. As of December 31, 2004, $74,556 of marketable securities were included in cash and cash equivalents.

(Continued)

(2) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows:

Forgivable loans	$	337,123
Allowance for doubtful accounts		26,098
Depreciation		8,588
Deferred compensation		2,111,637
Other accruals		74,006
State NOL		1,773,139
Deferred tax assets before valuation allowance		4,330,591
Valuation allowance		(1,773,139)
Net deferred tax assets	$	2,557,452

In 2005, the Company generated an approximate $3.1 million current federal tax asset. This asset related to an NOL of approximately $9.0 million. Pursuant to the tax-sharing agreement, this asset was purchased in 2005 by other affiliated companies that file in the same consolidated federal income tax return.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

A valuation allowance has been placed against the state NOL deferred tax asset as of December 31, 2005 due to the uncertainty of its ultimate realization. For tax purposes as of December 31, 2005, the Company had a state NOL of $26,430,648 which can be carried forward and will expire according to the following table:

Number of years to utilize		Amount of loss expiring
0 – 5 years	$	3,266,735
6 – 7 years		903,372
8 – 10 years		1,123,267
11 – 12 years		1,847,873
13 – 15 years		3,771,525
16 – 20 years		15,517,876
	$	26,430,648

(Continued)

The Company has net current taxes payable of $70,989, which is included in accounts payable and other accrued expenses.

(3) Receivable From and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for receivables.

(4) Legal and Regulatory

In September 2005, the Company signed a letter of Acceptance Waiver and Consent (AWC) in connection with its receipt of brokerage commissions (directed brokerage) by certain fund families as payment for participation in the Company's mutual fund marketing programs during the period of January 1, 2001 to December 31, 2003. In conjunction with the AWC, the Company incurred and paid a monetary penalty in the amount of $363,500. The amount has been recorded in regulatory expenses in the Company's statement of operations for the year ended December 31, 2005.

(5) Clearing Agreement

Investment Centers of America, Inc. is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York Company. The Company promptly transmits all customer funds and securities to Pershing LLC. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000 or 2% of "aggregate debit items," whichever is greater, as these terms are defined. At December 31, 2005, the Company had net capital of $16,193,590, which was $15,943,590 in excess of its requirement.

(7) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives and employees. At December 31, 2005, gross forgivable notes receivable were $3,662,614. During 2005, $329,500 of new notes were granted.

Under the terms of the forgivable notes, the principal and interest are forgiven over a certain period of time, generally five years. Interest income on the notes is not recognized unless actually paid to the Company. The forgiveness of the notes is contingent upon the continued affiliation of the employee or the representative and the representative achieving agreed-upon production levels, measured in terms of gross dealer concessions. The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. Accumulated amortization as of December 31, 2005 was $2,143,951. During 2005, $922,516 of existing notes were forgiven and written off the books.

In circumstances when the representative achieves a predetermined percentage of the agreed-upon production levels, the term of the forgivable notes may be extended for one additional year. Under such circumstances, the unamortized balance of the note is amortized over the remaining term. Accordingly, during 2005, $327,821 of existing notes were reversed due to these amendments and the notes increased $341,010 due to amended note terms.

When a note is in litigation due to a representative not achieving agreed-upon production levels, an allowance for the note is recorded. As of December 31, 2005, the Company had allowances for uncollectible forgivable notes of $28,405. During 2005, the allowance for doubtful accounts decreased $6,000 representing payment from a representative on a note. In some instances, when it has been determined that a note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes to receivable from registered representatives. During 2005, $73,313 of payments from representatives were received.

(8) Defined Contribution Plans

The Company participates with IFC in defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(9) Related Party Transactions

The Company participates in the allocation of costs in which NPH and the other wholly owned subsidiaries of NPH allocate a portion of their operating expenses to the Company, and the Company allocates a portion of its operating expenses to the other subsidiaries of NPH.

(10) Representative Deferred Compensation Program

The Company has a nonqualified deferred compensation plan for certain independent contractors of the Company. The Company's annual contributions are based on commission revenue production of participating independent contractors during the year. An asset, recorded in prepaid expenses and other assets, and a corresponding liability, recorded in accounts payable and other accrued expenses, are included in the statement of financial condition as of December 31, 2005 for $4,675,458. Effective April 1, 2004, all assets in the plan were frozen. Title and ownership of current and future participant contributions were transferred to JNL.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors and Stockholder
Investment Centers of America, Inc.:

In planning and performing our audit of the financial statements of Investment Centers of America, Inc. (the Company) (a wholly owned subsidiary of IFC Holdings, Inc.) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 27, 2006